Exhibit 99.1

Vinci Partners
Investments Ltd.

Report of independent registered
public accounting firm

Report of independent registered
public accounting firm

To the Shareholders and Board of Directors of
Vinci Partners Investments Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Vinci Partners Investments Ltd. and its subsidiaries (the "Company") as of December 31, 2021 and December 31, 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Rio de Janeiro, February 23, 2022

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.

We have served as the Company's auditor since 2010.

2 of 2

PricewaterhouseCoopers, Rua do Russel 804, 6º e 7º, Edifício Manchete, Rio de Janeiro, RJ, Brasil, 22210-907,

T: +55 (21) 3232 6112, www.pwc.com.br

Vinci Partners Investments Ltd.

Consolidated Financial Statements as of December 31, 2021

1

Vinci Partners Investments Ltd.

Consolidated balance sheet

All amounts in thousands of Brazilian Reais

Assets	Note	12/31/2021	12/31/2020

Current assets
Cash and cash equivalents	5(d)	102,569	83,449
Cash and bank deposits	5(d)	21,679	13,096
Financial instruments at fair value through profit or loss	5(d)	80,890	70,353
Financial instruments at fair value through profit or loss	5(c)	1,372,926	8,253
Accounts receivable	5(a)	44,316	47,978
Sub-leases receivable	10	-	2,963
Taxes recoverable		3,199	1,153
Other assets	6	4,193	12,383
Total current assets		1,527,203	156,179

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	8,593	31,596
Accounts receivable	5(a)	19,368	27,545
Taxes recoverable		80	134
Deferred taxes	18	4,970	4,568
Other assets	6	2,011	1,540
		35,022	65,383

Property and equipment	8	14,294	15,043
Right of use - Leases	10	69,329	90,478
Intangible assets	9	1,157	1,441
Total non-current assets		119,802	172,345

Total assets		1,647,005	328,524

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheet

All amounts in thousands of Brazilian Reais

Liabilities and equity	Note	12/31/2021	12/31/2020

Current liabilities
Trade payables		831	1,039
Leases	10 and 5(e)	22,304	19,828
Accounts payable	11	10,677	125,795
Labor and social security obligations	12	106,299	40,724
Taxes and contributions payable	13	23,762	22,878
Total current liabilities		163,873	210,264

Non-current liabilities
Accounts payable	11	-	33
Leases	10 and 5(e)	63,240	86,371
Deferred taxes	18	5,016	12,620
Total non-current liabilities		68,256	99,024

Total liabilities		232,129	309,288

Equity	14
Share capital		15	8,730
Additional paid-in capital		1,382,038	-
Treasury shares	14(f)	(52,585)	-
Retained earnings		70,183	-
Other reserves		15,182	10,491
		1,414,833	19,221

Non-controlling interests in the equity of subsidiaries	7	43	15

Total equity		1,414,876	19,236

Total liabilities and equity		1,647,005	328,524

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of income

Years ended December 31

All amounts in thousands of Brazilian Reais unless otherwise stated

Statements of Income	Note	2021	2020	2019

Net revenue from services rendered	15	465,458	339,892	296,717

General and administrative expenses	16	(222,998)	(124,245)	(113,287)

Operating profit		242,460	215,647	183,430

Finance income	17	28,511	10,050	21,161
Finance expenses	17	(13,129)	(13,097)	(12,476)

Finance profit/(loss), net		15,382	(3,047)	8,865

Profit before income taxes		257,842	212,600	192,115

Income taxes	18	(49,227)	(43,446)	(36,483)

Profit for the year		208,615	169,154	155,632

Attributable to the shareholders of the parent company		208,615	170,199	151,373
Attributable to non-controlling interests		-	(1,045)	4,259

Basic and diluted earnings per share/quota	14(g)	3.77	19.60	17.41

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of comprehensive income

Years ended December 31

All amounts in thousands of Brazilian Reais

	2021	2020	2019

Profit for the year	208,615	169,154	155,632

Other comprehensive income

Items that may be reclassified to profit or loss:
Foreign exchange variation of investees
Vinci Financial Ventures (VF2) GP	-	-	16
Vinci Capital Partners GP Limited	14	69	326
Vinci USA LLC	988	2,284	(1)
Vinci Capital Partners F III GP Limited	5	19	2
GGN GP LLC	13	-	-

Total comprehensive income for the year	209,635	171,526	155,975

Attributable to:
Shareholders of the parent company	209,635	172,571	151,716
Non-controlling interests	-	(1,045)	4,259

	209,635	171,526	155,975

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of changes in equity

All amounts in thousands of Brazilian Reais

		Share	Additional paid-in	Retained	Other	Treasury		Non-controlling	Total
	Notes	capital	capital	earnings	reserves	shares	Total	interests	equity

At January 01, 2019		8,820	-	49,711	7,776	-	66,307	1,759	68,066

Profit for the year		-	-	151,373	-	-	151,373	4,259	155,632
Other comprehensive income:
Foreign exchange variation of investee located abroad		-	-	-	343	-	343	-	343
Capital increase (decrease)		-	-	-	-	-	-	580	580
Treasury quotas bought		-	-	-	-	(225)	(225)	-	(225)
Treasury quotas cancelled		(225)	-	-	-	225	-	-	-
Acquisition of non-controlling quotas		-	-	-	-	-	-	-	-
Allocation of profit:
Dividends		-	-	(109,654)	-	-	(109,654)	(17)	(109,671)

At December 31, 2019		8,595	-	91,430	8,119	-	108,144	6,581	114,725

Profit for the year		-	-	170,199	-	-	170,199	(1,045)	169,154
Other comprehensive income:
Foreign exchange variation of investee located abroad	14(d)	-	-	-	2,372	-	2,372	-	2,372
Capital increase (decrease)	14(a)	135	-	-	-	-	135	(900)	(765)
Acquisition of non-controlling quotas			-	-	-	-	-	(1,183)	(1,183)
Allocation of profit:
Dividends		-	-	(261,629)	-	-	(261,629)	(3,438)	(265,067)

At December 31, 2020		8,730	-	-	10,491	-	19,221	15	19,236

Corporate reorganization	14(a)	(8,719)	8,719	-	-	-	-	-	-
Profit for the year		-	-	208,615	-	-	208,615	-	208,615
Other comprehensive income:
Foreign exchange variation of investee located abroad	14(d)	-	-	-	1,021	-	1,021	(1)	1,020
Capital increase	14(a)	4	1,392,370	-		-	1,392,374	29	1,392,403
Share based payments	22	-	-	-	3,670	-	3,670	-	3,670
Treasury shares	14(f)	-	-	-	-	(52,585)	(52,585)	-	(52,585)
Transaction costs from capital increase	14(b)	-	(19,051)	-	-	-	(19,051)	-	(19,051)
Allocation of profit:
Dividends	14(e)	-	-	(138,432)	-	-	(138,432)	-	(138,432)

At December 31, 2021		15	1,382,038	70,183	15,182	(52,585)	1,414,833	43	1,414,876

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of cash flows

Years ended December 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Notes	2021	2020	2019
Cash flows from operating activities

Profit before taxation		257,842	212,600	192,115
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	16	13,729	13,228	16,520
Unrealized gain of financial instruments at fair value through profit or loss		(24,787)	(8,251)	(20,104)
Finance expense on liabilities at amortized cost		-	203	181
Allowance for expected credit loss	16	21	59	69
Share based payments	16	3,670	-	-
Financial result on lease agreements	17	12,084	11,691	11,180
		262,559	229,530	199,961
Changes in assets and liabilities
Accounts receivables		11,819	(813)	(53,798)
Taxes recoverable		(1,992)	15	(639)
Other assets		7,716	(7,549)	(3,500)
Trade payables		(208)	713	115
Deferred revenue		-	-	-
Accounts payable		(667)	(858)	1,899
Labor and social security obligations		65,575	9,776	13,053
Taxes and contributions payable		1,105	(5,246)	3,248
Payables to related parties		-	-	(27)
Other payables		-	-	(2,039)
		83,348	(3,962)	(41,687)

Cash generated from operations		345,907	225,568	158,274
Income tax paid		(57,215)	(30,242)	(25,932)
Net cash inflow from operating activities		288,692	195,326	132,342

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets		(3,091)	(2,016)	(1,737)
Acquisition of non-controlling quotas		-	(1,183)	-
Purchase of financial instruments at fair value through profit or loss		(1,420,834)	(375,006)	(273,051)
Sales of financial instruments at fair value through profit or loss		103,953	453,517	234,942

Net cash (outflow) from investing activities		(1,319,972)	75,312	(39,846)

Cash flows from financing activities
Proceeds from the issuance of shares/quotas	14(a)	1,392,403	135	(225)
Capital decrease of non-controlling interests in the equity of subsidiaries		-	(900)	-
Transactions costs paid	14(d)	(19,051)	-	-
Treasury shares acquisition paid	14(f)	(50,831)	-	-
Lease payments, net of sublease received		(18,534)	(16,497)	(15,483)
Borrowings acquisitions (payments)		-	-	(8,500)
Dividends paid	14(e)	(255,963)	(176,287)	(76,226)

Net cash (outflow) from financing activities		1,048,024	(193,549)	(100,434)

Net increase (decrease) in cash and cash equivalents		16,744	77,089	(7,938)

Cash and cash equivalents at the beginning of the year	5(d)	83,449	3,896	11,713

Foreign exchange variation of cash and cash equivalents in subsidiary		2,376	2,464	121

Cash and cash equivalents at the end of the year (Notes 6 and 7)	5(d)	102,569	83,449	3,896

Non-cash financing activities

Dividends declared and not yet paid until December 31, 2021 and 2020 was R$ 6,833, R$ 123,191, respectively (Note 11).

Acquisition of non-controlling quotas not yet paid until December 31, 2020 was R$ 657 (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations

Vinci Partners Investments Ltd., an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci"). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation and financial advisory services. The actual shareholders of the Entity are disclosed in Note 14.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Corporate reorganization

Prior to the consummation of the initial public offering, on January 15, 2021, the individual partners of Vinci Partners Investimentos Ltda. (“Vinci Investimentos”) contributed the entirety of their quotas into the Entity.

In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other shareholders of Vinci Investimentos in exchange for the quotas of Vinci Investimentos contributed to the Entity, or the Contribution, exchanging 1 quota into 4.77 common shares. Until the Contribution, the Entity did not commence operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

Initial Public Offering (IPO)

On January 28, 2021, Vinci announced the price of its public offering of the Class A common shares being offered 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares may convert Class B common shares at any time into Class A common shares on a share-for-share basis; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

On February 1, 2021, Vinci announced the closing of its initial public offering. The net proceeds from the offering were US$ 232 million (R$ 1,266,926), after deducting underwriting discounts and commissions. The Class A common shares began trading on the Nasdaq Global Select Market on January 28, 2021, under the ticker symbol "VINP."

In connection with the offering, Vinci has granted the underwriters a 30-day option to purchase up to an additional 2,081,021 Class A common shares at the initial public offering price, less underwriting discounts and commissions. On February 8, 2021, Vinci received net proceeds of US$ 23 million (R$ 125,448) in respect of the additional 1,398,014 Class A common shares issued.

Vinci Partners Ltd used the net proceeds from the offering to fund investments in its own products alongside its investors. The Entity continues to pursue opportunities for strategic transactions and for other general corporate purposes.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Impacts of the coronavirus pandemic (COVID-19)

Since January 2020, the outbreak of coronavirus has impacted global commercial activities. The rapid development of the pandemic generated significant uncertainty of the real consequences of an ultimate impact. During the period there was a continued adverse effect on economic and market conditions that triggered a period of global economic slowdown.

The COVID-19 pandemic and government measures taken in response thereto have caused disruptions in some of our funds' portfolio companies' businesses and could lead to long-term disruptions or closures. For instance, the COVID-19 pandemic has caused work stoppages because of illness or travel or government restrictions in connection with the pandemic.

Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were adversely impacted as a result of shopping mall closures in Brazil for some months during the pandemic. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements. These factors have adversely impacted certain companies in our investment portfolio and severely disrupted operations and economic conditions generally. Finally, significant market fluctuations driven by the COVID-19 pandemic have resulted in fluctuations in the fair value component of our Assets Under Management and could result in additional fluctuations in our Assets Under Management depending on the severity and extent of the ongoing crisis. However, despite the adverse impact, Vinci expanded its operations during the pandemic and had increased its total assets, net revenue, profits and did not record any impairment in 2021 and 2020 as result of COVID-19.

Additionally, the Group completed its Initial Public Offering ("IPO") on the Nasdaq Global Select Market in January 2021. Despite the ultimate extent of the impact of COVID-19, including the outbreak of more transmissible variants as has occurred in Brazil in 2021 and 2020, Vinci has increased its asset under management.

Brazil is at an advanced stage of vaccination, which generates security that new waves of contagion have a smaller impact on the economy, as observed recently with Omicron.

Even sectors such as services and commerce, which were more sensitive to waves in the past, have shown resilience in subsequent waves. In fact, retail is already above the pre-pandemic level, as is most of the service sector.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for the financial instruments assets that have been measured at fair value.

The consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

As mentioned in the Note 1, the Group carried out a corporate reorganization in order to prepare the structure for the Initial Public Offering of its shares. As result, the partners of Vinci Partners Investimentos Ltda. contributed their quotas to Vinci Partners Investments Ltd in January 2021. Vinci Partners Investments Ltd is currently the entity which is registered with the Securities Exchange Commission and for which these financial statements are presented. The comparative historical figures presented in these consolidated financial statements are the ones of the predecessor entity, Vinci Partners Investimentos Ltda.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The issuance of these consolidated financial statements was authorized by the Entity's management on February 23, 2022.

(a)	Consolidated financial statements

Vinci operates as an asset management firm. The Group focuses on private markets, liquid strategies, financial advisory, and investment products and solutions, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Ownership interest in subsidiaries on December 31, 2021 and 2020 are as follows:

	Interest - %

	12/31/2021	12/31/2020

Direct subsidiaries
Vinci Partners Investimentos Ltda. (1)	100	-
Vinci Assessoria financeira Ltda. (2)	100	100
Vinci Equities Gestora de Recursos Ltda. (2)	100	100
Vinci Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Gestora de Recursos Ltda. (2)	100	100
Vinci Soluções de Investimentos Ltda. (7)	100	100
Vinci Real Estate Gestora de Recursos Ltda. (3)	100	80
Vinci Capital Partners GP Limited.	100	100
Vinci USA LLC	100	100
Vinci GGN Gestora de Recursos Ltda. (2)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda. (4)	100	80
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações Ltda.	100	100
Vinci APM Ltda. (5)	100	-
Vinci Monalisa FIM Crédito Privado IE (6)	100	-
Vinci Asset Allocation Ltda.	65	-

(1)	Prior to the consummation of the initial public offering, on January 15, 2021, the consolidated financial statements were prepared on behalf of Vinci Partners Investimentos Ltda., as presented in the Group’s annual consolidated financial statements as of December 31, 2020.

(2)	Minority interest represents less than 0.001%.

(3)	On August 31, 2020, Vinci acquired the remaining interest of its investee Vinci Real Estate Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 657 for the acquisition of 657,200 quotas.

(4)	On November 21, 2020, Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 526 for the acquisition of 526.020 quotas.

(5)	Company incorporated in Brazil on December 9, 2020. Minority interest represents less than 0.001%.

(6)	Under the terms of IFRS10, the Entity does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.

(7)	On February 18, 2021, Vinci Gestão de Patrimônio Ltda changed its name to Vinci Soluções de Investimentos Ltda.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amount of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

During January 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

Until December 31, 2020, the strategic decisions of Group comprised eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services, (v) Investment products and solutions; (vi) real estate; (vii) infrastructure and (viii) Credit (Note 20).

Since 2021 the decision-making process and decision related to resources allocation changed and part of the segments were grouped in four different segments: (i) Private market strategies (Private equity, Real Estate, Infrastructure and Credit funds), (ii) Liquid strategies (Public Equities and Hedge Funds), (iii) Investment products and solutions; and (iv) Financial advisory (Note 20).

The change was motivated by the way how the CEO monitors and manages the business, as well as the way how the shareholders and investors evaluate Vinci’s investment vehicles, to present financial and strategic information in a more cohesive manner.

Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

2.3	Foreign currency translation

Functional and presentation currency

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in thousands of Brazilian reais, which is the Entity's functional currency and also its presentation currency. All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are recognized in profit or loss.

Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

2.4	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.5	Financial assets

(i) Classification

The Group classifies its financial assets in the following measurement categories:

∙ those to be measured subsequently at fair value (either through OCI or through profit or loss), and

∙ those to be measured at amortized cost.

The classification depends on the Entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv) Impairment

The group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For accounts receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

2.6	Accounts receivables

Receivables are amounts due for financial advisory services and for investment fund management services rendered in the ordinary course of Group's business. Except for unrealized performance fee, collection is expected in less than one year; therefore, they are classified as current assets.

Accounts receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less allowance for expected credit losses. See note 5 for further information about the Group's accounting for accounts receivables.

The Group use a provision matrix to calculate expected credit losses, for accounts receivables When applicable, the Group calibrate the matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future. The information about the expected credit losses on our accounts receivables and contract assets is disclosed in note 5.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

2.7	Intangible assets

Computer software

Computer software licenses purchased are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

●	It is technically feasible to complete the software product so that it will be available for use.

●	Management intends to complete the software product and use or sell it.

●	There is an ability to use or sell the software product.

●	It can be demonstrated how the software product will generate probable future economic benefits.

●	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available.

●	The expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of applicable overheads.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. Refer to note 9 for details about amortization methods and periods used by the Group for intangible assets.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred.

Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Intangible assets with definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. During the years ended December 31, 2021 and 2020 management do not identify any event that could impact the recoverable value of the intangible assets.

2.8	Property and equipment

Property and equipment are stated at cost, less depreciation calculated on the straight-line method, based on the estimated economic useful lives of the assets, using the following annual rates: furniture and fixtures, telephony equipment and facilities have a useful life of 10 years; IT equipment has a useful life 5 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

2.9	Leases

The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years but may have extension options.

Extension and termination options are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The following factors are normally the most relevant:

-	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

-	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

-	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

2.10	Trade payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.11	Provisions

Provisions for legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

2.12	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation. The provision is recognized in labor and social security obligations and the related expense in general and administrative expense.

2.13	Income taxes

The income tax and social contribution expenses for the year comprise current taxes. Taxes on income are recognized in the statement of income.

The current income tax and social contribution are calculated on the basis of the tax laws enacted by the balance sheet date. Management periodically evaluates positions taken by the Entity in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The Entity recognizes liabilities for situations where it is probable that additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

As permitted by tax legislation, certain of the Entity's investees opted for the deemed profit regime, according to which the income tax calculation basis is 32% of revenues from service rendering and 100% of finance income, on which regular rates of 15% are levied, plus an additional 10% for income tax over a certain limit and 9% for social contribution. The Entity opted for the actual taxable profit regime. The entities that opted for the deemed profit regime evaluates their

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

income tax and social contribution expenses based on the services revenue and realized investment income recognized on monthly basis.

2.14	Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

• the profit attributable to owners of the Entity;

• by the weighted average number of shares outstanding during the financial year, adjusted for bonus elements in shares issued during the year and excluding treasury shares.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

• the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and;

• the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.15	Revenue recognition

Accordingly to IFRS 15, revenue is recognized when the performance obligation is satisfied. Revenue comprises the fair value of the consideration received or receivable for financial advisory and investment fund management services rendered in the ordinary course of the Group's activities. Revenue is shown net of taxes, returns, rebates and discounts.

Management fees and performance fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an Entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 20 "Segment Reporting" for a disaggregated presentation of revenues from contracts with customers, as follows:

(a)	Management fees

Management fees are recognized in the period when the corresponding services are rendered, which generally consist of a percentage on the net asset value of each investment fund being managed. These customer contracts require Vinci to

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

provide investment management services, which represents a performance obligation that the Group satisfies over time. Management fee percentages currently range between 0.05% and 2.93%.

(b)	Performance fees

Brazilian regulation set forth certain minimum criteria for the performance fee structures of fund managed by Vinci, as described below:

•     Performance fee must be assessed based on a verifiable index, the benchmark, obtained from an independent source, and compatible with the corresponding fund investment policy.

•     Performance fee may not be calculated at a percentage lower than 100.0% of the index.

•     The performance fee cannot be charged in a period less than 6 months (except for private asset funds).

•     The performance fee shall be calculated based on net asset value, including management fees and all other expenses and may consider any distribution for shareholders in the calculation.

As a multi-asset-class asset management firm, Vinci manage a number of funds with different performance fee structures that may be classified in three main categories: (1) liquid funds, (2) closed-ended funds focused on value generation, and (3) closed-ended funds focused on income generation.

For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees usually every semester based on the performance of the fund above the benchmark or when the customer makes a redemption and a performance fee is due. For hedge funds and credit funds, performance fees are generally benchmarked to the Interbank Deposit Certificate index, or CDI, and for inflation-indexed funds, performance fees are generally indexed to the Amplified Consumer Price Index, or IPCA, plus a fixed real interest rate or a market index such as the Market Index Sub-Index B from the Brazilian Financial and Capital Markets Association, or IMA-B. For equity funds, the benchmark varies according to the strategy. For our "long only" and "long-biased" strategies, performance fees are assessed mainly to the IBOVESPA index. Other funds and strategies can be addressed to other index, as for example, IDIV index, SMLL index and Brazil ETF Index.

For closed-ended funds focused on value generation, such as the private equity and infrastructure funds, we follow a European-style waterfall structure and the threshold and carry is different between the Brazilian funds and the foreign investor funds. For the Brazilian funds we use a threshold of IPCA plus 8% and a carried interest over capital invested plus the return of IPCA. For the foreign investor funds, the threshold is an 8% return in U.S. dollars and the carried interest is on excess return over the capital contribution.

For the closed-ended funds focused on income such as real estate funds, we charge a performance fee every semester over the excess return between the amount distributed to investors and the benchmark of the relevant fund, which can vary according to the fund strategy.

The performance revenue is determined and recorded at the end of the reporting period and are not subject to clawback once paid.

The Entity recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the income statement.

(c)	Financial advisory services

Financial advisory fees are related to the service provided by the Group on the support of mergers and acquisitions transactions. Substantially, the fees are recognized when the transaction is concluded, based on success fees.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity comprises the allowance of expected credit losses of accounts receivable, provision for profit sharing, consolidation of subsidiaries, and the fair value measurement of financial assets.

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below: The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci's treasury manages credit risk on a group basis. As of December 31, 2021, and 2020 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model:

> accounts receivable

> debt investments carried at amortized cost

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Market risk

(i) Foreign exchange risk

The Group's exposure to foreign currency risk at the end of the reporting period, expressed in functional currency units, was as follows:

At the reporting date, the carrying amount value of the Group’s financial assets and liabilities held in US Dollars were as follows:

Balance sheet	12/31/2021	12/31/2020

Cash and cash equivalents	20,990	11,676
Accounts receivable	9,477	3,151
Other receivables	15,411	1,206
Current assets	45,878	16,033

Leases, property and equipment	3,216	4,049
Non-current assets	3,216	4,049

Trade payables	2,011	9
Deferred revenue	-	-
Lease	-	1,008
Labor and social security obligations	9,521	7,527
Current liabilities	11,532	8,544

Payables to related parties	282	-
Lease	3,104	2,712
Non-current liabilities	3,386	2,712

Net Equity	34,176	8,826

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result	12/31/2021	12/31/2020	12/31/2019

Financial revenue	-	416	56
Financial expense	(372)	(193)	(196)

Net foreign exchange result, net	(372)	223	(140)

The Group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii) interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments, that are exposed to significantly price risk are the private equity investments. Note 5(d) demonstrate the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificate of deposits of R$ 102,569 (12/31/2020 – R$ 83,449) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	12/31/2021	12/31/2020
Cash and cash equivalents	102,569	83,449
Financial instruments at fair value through profit or loss (i)	1,372,926	8,253
Trade payables	(831)	(1,039)
Labor and social security obligations	(106,299)	(40,724)
Accounts payable	(10,677)	(125,828)
Lease liabilities	(85,544)	(106,199)
Net debt	1,272,144	(182,088)

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

	Financial liabilities		Other assets
	Payables	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2019	(68,976)	(102,891)	3,896	85,944
Cash flow and dividends provision (ii)	(98,412)	19,652	76,735	(78,959)

Fair value adjustment (ii)	-	-	468	1,278

Amortization cost	(203)	-	-	-
Addition and finance expenses accrual	-	(21,949)	-	-
Foreign exchange adjustments	-	-	2,350	-
Other changes (iii)	-	(1,011)	-	-
December 31, 2020	(167,591)	(106,199)	83,449	8,253

Cash flow and dividends provision	49,784	21,790	15,999	1,340,393

Fair value adjustment	-	-	3,121	24,280
Addition and finance expenses accrual	-	(823)	-	-
Foreign exchange adjustments	-	-	-	-
Other changes (iii)	-	(312)	-	-
December 31, 2021	(117,807)	(85,544)	102,569	1,372,926

(ii) Amounts restated for better presentation and comparable purposes.

(iii) Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which will be presented as in other comprehensive income statement.

Maturities of financial liabilities

The tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at December 31, 2021	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(831)	-	-	(831)	(831)
Labor and social security obligations	(106,299)	-	-	(106,299)	(106,299)
Lease liabilities	(22,304)	(41,452)	(57,008)	(120,764)	(85,544)
Accounts payable	(10,677)	-	-	(10,677)	(10,677)
Total	(140,111)	(41,452)	(57,008)	(238,571)	(203,351)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Contractual maturities of financial liabilities at December 31, 2020	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount
Trade payables	(1,039)	-	-	(1,039)	(1,039)
Labor and social security obligations	(40,724)	-	-	(40,724)	(40,724)
Lease liabilities	(19,828)	(40,279)	(113,929)	(174,036)	(106,199)
Accounts payable	(125,795)	(33)	-	(125,828)	(125,828)
Total	(187,386)	(40,312)	(113,929)	(341,627)	(273,790)

The amounts disclosed in the table below are the lease liabilities contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At 31 December 2021	Rio de Janeiro Office (BM336)	São Paulo Office	NY Office (3rd Avenue)	Total contractual cash flows	Carrying amount non-current liabilities

2023	(18,990)	(1,216)	(1,116)	(21,322)	(18,788)
2024	(18,990)	-	(1,140)	(20,130)	(14,940)
2025	(14,905)	-	-	(14,905)	(9,784)
2026	(9,186)	-	-	(9,186)	(5,288)
2027	(9,186)	-	-	(9,186)	(4,682)
2028	(9,186)	-	-	(9,186)	(4,145)
2029	(9,186)	-	-	(9,186)	(3,670)
2030	(5,359)	-	-	(5,359)	(1,943)
Total	(94,988)	(1,216)	(2,256)	(98,460)	(63,240)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Contractual maturities of financial liabilities At 31 December 2020	Rio de Janeiro Office (BM336)	São Paulo Office	NY Office (3rd Avenue)	Total contractual cash flows	Carrying amount non-current liabilities

2022	(17,148)	(2,930)	(1,038)	(21,116)	(17,635)
2023	(17,148)	(977)	(1,038)	(19,163)	(14,254)
2024	(17,148)	-	(1,038)	(18,186)	(12,004)
2025	(17,148)	-	-	(17,148)	(9,871)
2026	(17,148)	-	-	(17,148)	(8,740)
2027	(17,148)	-	-	(17,148)	(7,738)
2028	(17,148)	-	-	(17,148)	(6,851)
2029	(17,148)	-	-	(17,148)	(6,066)
2030	(10,003)	-	-	(10,003)	(3,212)
Total	(147,187)	(3,907)	(3,114)	(154,208)	(86,371)

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	0.16% (or R$ 2.26 million) of the financial investment portfolio for a confidence interval of 95%

●	0.23% (or R$ 3.31 million) of the financial investment portfolio for a confidence interval of 99%

Additionally, the Group evaluated the financial investment portfolio on December 31, 2021, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

Risk Factor	Variation in	Stress Scenario (*)	Financial Impact (**)
Current inflation	inflation index	-100bps	15.3
Exchange traded real estate funds	Share prices	-10%	(10.9)
Brazilian stock prices	Share prices	-10%	(7.4)
Fixed-rate offshore rates	US yield curve	-100bps	(7.7)
Foreign exchange rate	Foreign exchange rates	10% (***)	5.0
Domestic base overnight rate	Domestic base overnight rate	-100bps	(8.0)

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	12/31/2021	12/31/2020

Accounts receivable	(a)	63,684	75,523
Other financial assets at amortized cost	(b)	638	474
Cash and cash equivalents	(d)	102,569	83,449
Financial assets at fair value through profit or loss (FVPL)	(c)	1,381,519	39,849
		1,548,410	199,295

Financial liabilities

Liabilities at amortized cost	(e)	117,807	167,591
Lease liabilities	(e)	85,544	106,199
		203,351	273,790

The Group's exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

a)	Accounts receivable

Current assets	12/31/2021	12/31/2020
Accounts receivable from contracts with customers	44,486	48,127
Loss allowance	(170)	(149)

Non-current assets
Accounts receivable from contracts with customers	19,368	27,545
	63,684	75,523

Accounts receivable are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current accounts receivable are unrealized performance fees that management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.

The Entity use a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

The loss allowances for accounts receivable as of December 31, 2021 and 2020 reconcile to the opening loss allowances as follows:

	12/31/2021	12/31/2020
Opening loss allowance on January 1	(149)	(90)
Increase in accounts receivable allowance recognized in profit or loss	(21)	(59)
Closing loss allowance on December 31	(170)	(149)

Accounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity have not written any amount of accounts receivable during 2021 and 2020. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost include the following debt instruments:

	12/31/2021	12/31/2020

Prepayments to employees (Note 6 (i))	638	474

These amounts generally arise from transactions outside the usual operating activities of the group. Interest is charged at commercial rates and collateral is not normally obtained.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Private markets funds.

Financial assets measured at FVPL include the following categories:

	12/31/2021	12/31/2020

Current assets	1,372,926	8,253
Mutual funds	1,372,926	8,253

Non-current assets	8,593	31,596
Private markets funds	8,593	31,596

The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds
	12/31/2021	12/31/2020

Vinci Monalisa FIM Crédito Privado IE (1)	1,233,828	-
Vinci Multiestratégia FIM	109,717	-
Vinci International Master Portfolio SPC - Reflation SP	11,161	-
FI Vinci Renda Fixa CP	18,220	8,253
	1,372,926	8,253

Private markets
	12/31/2021	12/31/2020

Vinci Capital Partners III Feeder FIP Multiestratégia	1,891	768
Nordeste III FIP Multiestratégia	2,848	2,652
Vinci Impacto Ret IV FIP Multiestratégia	-	830
Vinci Infra Transmissão FIP - Infraestrutura (i)	3,854	6,128
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	-	21,218
Total Private markets funds	8,593	31,596

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

1)	Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Entity. Vinci Monalisa’s balances are the following:

	12/31/2021	12/31/2020
Net Asset Value	1,233,828	-
Real estate funds	137,519	-
Mutual funds	1,080,108	-
Private equity funds	18,768	-
Other assets/liabilities	(2,567)	-

The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 92% of its investments are liquid and may be redeemed and 8% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of December 31, 2021, Vinci Monalisa holds R$ 1,080,108 of investments in mutual funds, which are distributed in the following classification:

	12/31/2021	12/31/2020
Mutual Funds’ classification
Interest and foreign exchange (a)	46.20%	-
Multistrategy (b)	46.69%	-
Foreign investments (c)	5.23%	-
Macro (d)	1.88%	-
	100.00%	-

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds without commitment to concentration in any specific strategy.

(c)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(d)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

Real Estate funds
	12/31/2021	12/31/2020

Vinci Imóveis Urbanos FII (i)	52,537	-
Other real estate funds	84,982	-
	137,519	-

(i) The Fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Private markets funds

	12/31/2021	12/31/2020

Vinci Impacto Ret IV FIP Multiestratégia	2,042	-
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	13,446	-
Vinci Infra Água e Saneamento Strategy FIP - Infraestrutura	1,023	-
Other funds	2,257	-
Total private markets funds	18,768	-

(i) Fund focused on the acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. In 2021, the fund sold its investment in Linhas de Energia do Sertão Transmissora S.A. ("LEST"). As of December 31, 2021, the fund held investment in Água Vermelha Transmissora de Energia S.A.

During the year, the following gains/(losses) were recognized in profit or loss:

	12/31/2021	12/31/2020	12/31/2019
Fair value gains (losses) on investments at FVPL recognized in finance income	27,982	9,066	20,244

d)	Cash and cash equivalents

Current assets	12/31/2021	12/31/2020
Cash and bank deposits	21,679	13,096
Financial instruments at fair value through profit or loss (i)	80,890	70,353
	102,569	83,449

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.50% to 100.50% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

e)	Financial liabilities

	12/31/2021	12/31/2020

Current	140,111	187,386
Trade payables	831	1,039
Labor and social security obligations (Note 12)	106,299	40,724
Lease liabilities	22,304	19,828
Accounts payable (Note 11)	10,677	125,795

Non-current	63,240	86,404
Lease liabilities	63,240	86,371
Accounts payable (Note 11)	-	33

	203,351	273,790

(a)	Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On December 31, 2021
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	80,890	-	80,890
Mutual funds	-	1,372,926	-	1,372,926
Private equity funds	-	-	8,593	8,593
Total Financial Assets	-	1,453,816	8,593	1,462,409

	On December 31, 2020
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	70,353	-	70,353
Mutual funds	-	8,253	-	8,253
Private equity funds	-	-	31,596	31,596
Total Financial Assets	-	78,606	31,596	110,202

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 57,006, R$ 1,080,108 and R$ 96,714, respectively.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(b)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management or a third party hired by the Administration. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

(c)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended December 31, 2021 and 2020:

Fair Value
Opening balance January 1, 2020	24,164
Capital deployment	1,748
Sales and distributions	(778)
Gain recognized in finance income	6,462
Closing balance December 31, 2020	31,596
Capital deployment	932
Transfer (a)	(22,746)
Sales and distributions	(3,481)
Gain recognized in finance income	2,292
Closing balance December 31, 2021	8,593

(a) During the year ended December 31, 2021, Vinci Impacto Ret IV FIP Multiestratégia and Vinci Infra Coinvestimento I FIP - Infraestrutura were transferred to Vinci Monalisa.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(d) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value at
Description	12/31/2021	12/31/2020	Valuation Technique	Unobservable inputs	Reasonable possible shift +/-	2021 Gain / (Losses)	2020 Gain / (Losses)	Possible shift in Gain and losses
Vinci Infra Coinvestimento I FIP – Infraestrutura	-	21,218	Discounted cash flow	Discount rate	0.5% / 1%	559	4,548	In 2020, lower discount rate in 50 basis points would increase fair value by R$ 1,095 and higher discount rate in 100 basis points would decrease fair value by R$ 1,920
Vinci Infra Transmissão FIP - Infraestrutura	3,854	6,128	Discounted cash flow	Discount rate	0.5% / 1%	703	1,253	Lower discount rate in 50 basis points would increase fair value by R$ 1,272 (R$ 656 – 2020) and higher discount rate in 100 basis points would decrease fair value by R$ 1,411 (R$ 682 – 2020)
Nordeste III FIP Multiestratégia	2,848	2,652	Discounted cash flow	Discount rate	0.5% / 1%	497	702	Lower discount rate in 50 basis points would increase fair value by R$ 28 (R$ 9 - 2020) and higher discount rate in 100 basis points would decrease fair value by R$ 57 (R$ 18)
Others	1,891	1,598	NAV Valuation	NAV	1% / 2%	533	(41)	Increased NAV in 100 basis points would increase fair value by R$ 19 (R$ 26 – 2020) and lower NAV in 200 basis points would decrease fair value by R$ 38 (R$ 52 – 2020)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

6       Other assets

	12/31/2021	12/31/2020

Prepayments to employees (i)	638	474
Sundry advances	288	159
Advances to projects in progress (ii)	2,784	7,882
Transaction costs (iii)	-	3,571
Other prepayments	365	81
Related parties receivables (iv)	265	260
Guarantee deposits	1,525	1,040
Rent receivables	252	398
Others	87	58

	6,204	13,923

Current	4,193	12,383
Non-current	2,011	1,540

	6,204	13,923

(i)	Refers to amounts receivable from employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to transaction costs incurred by Vinci related to the initial public offering. After the closing of the initial public offering the amount was transferred to the shareholders equity.

(iv)	Refers to an intercompany transaction. See note 19 for more details.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

7	Investments

(a)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Int'l Real Estate		Total
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Summarized Balance Sheet

Current assets	575	270	575	270
Current liabilities	(401)	(209)	(401)	(209)
Current net assets	174	61	174	61

Non-current assets	-	-	-	-
Non-current liabilities	-	-	-	-
Non-current net assets	-	-	-	-

Net assets	174	61	174	61

Accumulated NCI	43	15	43	15

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Summarized statement	Vinci Real Estate		Vinci Infraestrutura		Vinci International Real Estate		Total
of comprehensive income	2021(*)	2020(*)	2021(**)	2020(**)	2021	2020	2021	2020

Revenue	-	21,367	-	23,394	190	237	190	44,998

Profit for the period	-	15,020	-	16,865	-	-	-	31,885

Other comprehensive income	-	-	-		-	-	-	-

Total comprehensive income	-	15,020	-	16,865	-	-	-	31,885

Profit allocated to NCI before dividends	-	3,004	-	3,373	-	-	-	6,377

Disproportionate dividends distributions	-	(2,037)	-	(5,385)	-	-	-	(7,422)

Profit/(loss) allocated to NCI	-	967	-	(2,012)	-	-	-	(1,045)

(*) The statement of comprehensive income is presented up to August 31, 2020 once Vinci acquired the remaining interest of its investee Vinci Real Estate Investimentos Ltda. from the minority at this date, as informed in note 2.1.

(**) The statement of comprehensive income is presented up to October 31, 2020 once Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority on November 21, 2020, as informed in note 2.1.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

8	Property and equipment

						12/31/2021
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2021	10,465	46,895	5,802	9,985	861	74,008
Acquisitions, net of disposals	1,155	666	577	127	(72)	2,453
Foreign Exchange variations of property and equipment abroad	-	1,463	-	420	-	1,883

At December 31, 2021	11,620	49,024	6,379	10,532	789	78,344

Accumulated depreciation At January 1, 2021	(6,795)	(37,831)	(5,264)	(9,075)	-	(58,965)
Annual depreciation	(849)	(2,119)	(227)	(222)	-	(3,417)
Disposals	-	-	168	-	-	168
Foreign Exchange variations of property and equipment abroad	-	(1,439)	-	(397)	-	(1,839)

At December 31, 2021	(7,644)	(41,839)	(5,323)	(9,694)	-	(64,050)

Net book value
At January 1, 2021	3,670	9,064	538	910	861	15,043

At December 31, 2021	3,976	7,635	1,056	838	789	14,294

Annual depreciation rate - %	10	From 10 to 20	20	10

Extension options in offices leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

						12/31/2020
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2020	9,003	42,534	5,560	8,459	785	66,341
Aquisitions	1,462	-	242	235	76	2,015
Foreign Exchange variations of property and equipment abroad	-	4,361	-	1,291	-	5,652

At December 31, 2020	10,465	46,895	5,802	9,985	861	74,008

Accumulated depreciation At January 1, 2020	(6,008)	(31,751)	(4,913)	(7,257)	-	(49,929)
Annual depreciation	(787)	(1,580)	(351)	(638)	-	(3,356)
Foreign Exchange variations of property and equipment abroad	-	(4,500)	-	(1,180)	-	(5,680)

At December 31, 2020	(6,795)	(37,831)	(5,264)	(9,075)	-	(58,965)

Net book value
At January 1, 2020	2,995	10,783	647	1,202	785	16,412

At December 31, 2020	3,670	9,064	538	910	861	15,043

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

9	Intangible assets

Intangible assets include expenditures with the development of the software product for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio.

Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci's managers named Wealth Management.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the years ended December 31, 2021 and 2020.

	12/31/2021
	Software development	Total

Cost
At January 1, 2021	23,723	23,723
Purchases	470	470
Foreign exchange variation of intangible assets abroad	597	597

At December 31, 2021	24,790	24,790

Accumulated amortization
At January 1, 2021	(22,282)	(22,282)
Annual amortization	(740)	(740)
Foreign exchange variation of intangible assets abroad	(611)	(611)

At December 31, 2021	(23,633)	(23,633)

At January 1, 2021	1,441	1,441

At December 31, 2021	1,157	1,157

Amortization rate (per year) - %	20%

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2020
	Software development	Total

Cost
At January 1, 2020	21,908	21,908
Purchases	-	-
Foreign exchange variation of intangible assets abroad	1,815	1,815

At December 31, 2020	23,723	23,723

Accumulated amortization
At January 1, 2020	(19,188)	(19,188)
Annual amortization	(1,286)	(1,286)
Foreign exchange variation of intangible assets abroad	(1,808)	(1,808)

At December 31, 2020	(22,282)	(22,282)

At January 1, 2020	2,720	2,720

At December 31, 2020	1,441	1,441

Amortization rate (per year) - %	20%

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	12/31/2021	12/31/2020
Sub-lease receivable
Rio de Janeiro Office – BM 336	-	2,963
Total	-	2,963

Current	-	2,963
Total	-	2,963

Right of use assets
Rio de Janeiro Office – BM 336	61,907	82,117
São Paulo Office – JRA	4,700	4,987
NY Office – third Avenue	2,722	3,374
Total	69,329	90,478

Lease liabilities
Rio de Janeiro Office – BM 336	(76,996)	(96,507)
São Paulo Office – JRA	(5,444)	(5,972)
NY Office – third Avenue	(3,104)	(3,720)
Total	(85,544)	(106,199)

Current	(22,304)	(19,828)
Non-current	(63,240)	(86,371)
Total	(85,544)	(106,199)

Vinci and its direct subsidiaries did not have any rent concessions or modifications on their lease contracts as a direct consequence of the Covid-19. Therefore, the amendment to IFRS 16 issued by The International Accounting Standards Board (“IASB”) does not apply to the Entity.

Deductions to the right-of-use assets until December 31, 2021 were R$ 11,555 (additions of R$ 9,740 during 2020 financial year).

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2021	2020	2019

Right of use assets depreciation	(9,812)	(8,586)	(10,521)
Financial expense	(12,281)	(12,209)	(11,980)
	(22,093)	(20,795)	(22,501)

The total cash outflow for leases in 2021 was R$ 21,790 (R$ 20,141 in 2020 and R$ 19,027 in 2019).

(iii)	The Group’s leasing activities and how these are accounted for

The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years, but may have extension options as described in (iv) below.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

For all periods presented, the sub-leases were classified as finance leases on a lessor perspective. Therefore, the Group account the sub-leases on a lease-by-lease basis, subtracting the right of use assets and recognizing a receivable related to the present value of the receivables of the sub-lease.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable

- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

- amounts expected to be payable by the group under residual value guarantees

- the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

- payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

To determine the incremental borrowing rate, the Group:

- where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

- uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases, which does not have recent third party financing, and

- make adjustments specific to the lease, e.g. term, country, currency and security.

The Group is exposed to potential future increases in variable lease payments based on an index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability

- any lease payments made at or before the commencement date less any lease incentives received

- any initial direct costs, and

- restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

(iv)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

11	Accounts payable

	12/31/2021	12/31/2020

Dividends payable (i)	6,833	123,191
Treasury shares acquired (ii)	1,874	-
Rent payable – prior month expense	1,887	1,673
Other payables	83	964

	10,677	125,828

Current	10,677	125,795
Non-current	-	33

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(i)	On November 30, 2020, the partners approved a distribution of dividends in the amount of R$ 133,194, based on the available retained earnings and results for the accumulated period as a base or balance until the available data. As of December 31, 2020, the amount of R$ 37,426 was paid, with the outstanding balance of R$ 95,768 remaining on December 31, 2020. During the year of 2021 the outstanding balance was settled by Vinci.

On December 31, 2020, the partners approved a distribution of dividends for the results of the current month. Based on the balance until the available data, Vinci settled an additional provision for dividends payable of R$ 27,423. As of December 3, 2021, the amount of R$ 20,590 was paid, with an outstanding balance of R$ 6,833 remaining. On January 21, 2022, the amount of R$ 2,470 were paid, remaining outstanding the amount of R$ 4,363.

(ii)	As informed in Note 14(f), on May 6, 2021, Vinci started its share repurchase program. The shares repurchased were totally settled on January 5, 2022.

12	Labor and social security obligations

	12/31/2021	12/31/2020

Profit sharing	101,880	37,802
Labor provisions	4,419	2,922

	106,299	40,724

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2021 was entirely paid in January 2022. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as of December 31, 2021 based on the management and advisory net revenue recognized and the realized performance fee up to December 31, 2021. Profit sharing is calculated accordingly to Vinci internal policy and after the Management approval.

Since 2021 Vinci change its dividends distribution policy and implement a profit-sharing scheme to its employees and personnel responsible for asset management services, increasing the estimate of the profit-sharing accrual in 2021.

13	Taxes and contributions payable

	12/31/2021	12/31/2020

Income tax	14,375	14,063
Social contribution	5,128	5,082
Social Contribution on revenues (COFINS)	2,280	1,882
Social Integration Program (PIS)	489	407
Service tax (ISS) on billing	1,348	1,160
Withholding Income Tax (IRRF) deducted from third parties	40	80
Others	102	204

	23,762	22,878

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

14	Equity

a)	Capital

The capital comprises 42,447,349 Class A shares and 14,446,239 Class B shares with a par value of US$ 0.00005 each (12/31/2020 – 8,730,000 quotas with a par value of R$ 1.00 each quota of Vinci Partners Investimentos Ltda).

On March 16, 2020, the quotaholders of Vinci Partners Investimentos Ltda unanimously approved a capital increase of R$ 90. Accordingly, capital was increased from R$ 8,595 to R$ 8,685 through the issue of 90,000 quotas at R$ 1.00 each.

On August 8, 2020, the quotaholders unanimously approved a capital increase of R$ 45. Accordingly, capital was increased from R$ 8,685 to R$ 8,730 through the issue of 45,000 quotas at R$ 1.00 each.

On January 15, 2021, the individual partners of Vinci Partners Investimentos Ltda. contributed the entirety of their quotas into the Entity. In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Partners Investimentos Ltda. in exchange for the quotas, in each case in a one-to-4.77 exchange for the quotas, of Vinci Partners Investimentos Ltda. contributed to the Entity, or the Contribution.

On January 28, 2021, Vinci issued 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00, resulting in net proceeds of US$ 232,243 thousand (or R$ 1,266,926), after the deducting of underwriting discounts and commissions to Vinci.

On February 8, 2021, Vinci issued additional 1,398,014 Class A common shares. The price of the additional shares was US$18.00, resulting in net proceeds of US$ 28,636 thousand (or R$ 125,448), after the deducting of underwriting discounts and commissions to Vinci.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol “VINP.” Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The Entity’s shareholders as of December 31, 2021 and 2020 are presented in the table below:

Shareholders	12/31/2019 Quantity	Subscribed	Transferred	12/31/2020 Quantity
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	-	-	1,206,000.00
Vinci Partners Participações Ltda.	4,194,000.00	-	-	4,194,000.00
Others Shareholders	3,195,000.00	135,000	-	3,330,000.00
Total	8,595,000.00	135,000	-	8,730,000.00

Shareholders	12/31/2020 Quantity	Subscribed	Transferred (*)	Repurchased	12/31/2021 Quantity
Gilberto Sayão da Silva (Class B)	-	-	14,466,239	-	14,466,239
Alessandro Monteiro Morgado Horta (Class A)	-	-	8,226,422	-	8,226,422
Paulo Fernando Carvalho de Oliveira (Class A)	-	-	2,066,605	-	2,066,605
Bruno Augusto Sacchi Zaremba (Class A)	-	-	1,446,624	-	1,446,624
Sergio Passos Ribeiro (Class A)	-	-	1,239,963	-	1,239,963
Lywal Salles Filho (Class A)	-	-	206,661	-	206,661
Public Float (Class A)	-	15,271,488	-	(758,011)	14,513,477
Other Shareholders (Class A)	-	-	13,989,586	-	13,989,586
Treasury shares (Class A)	-	-	-	758,011	758,011
Total	-	15,271,488	41,642,100	-	56,913,588

(*) All of the quotaholders of Vinci Partners Investimentos Ltda contributed the entirety of their quotas to Vinci Partners Investments Ltd. In return for this contribution, the Entity issued 14,466,239 new Class B common shares and 27,175,861 new Class A common shares, in each case in a one-to-4.77 exchange for the quotas of Vinci Partners Investimentos Ltda to the quotas of Vinci Partners Investments Ltd.

b)	Transactions costs

Transactions costs comprises the expenses incurred by the Entity in connection with the IPO.

c)	Retained earnings

Earning reserves comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

d)	Other reserves

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

e)	Dividends

On August 18, 2021, Vinci declared a semiannual dividend distribution of US$ 0.30 per common share to shareholders as of September 01, 2021, totalizing US$ 17,021 thousand (R$ 89,487), paid on September 16, 2021.

On November 17, 2021, Vinci declared a quarterly dividend distribution of US$ 0.16 per common share to shareholders as of December 1, 2021, totalizing US$ 9,019 thousand (R$ 48,945), paid on December 16, 2021.

Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

In 2021, dividends were paid in the amount of R$ 255,963, being R$ 116,358 related to the net profit earned until 2020 and the remaining amount of R$ 139,605 related to the net profit for the current year (R$ 176,287 in 2020).

f)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

On May 6, 2021, the Company announced the adoption of its share repurchase program in an aggregate amount of up to R$ 85 million (the “Repurchase Program”). The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act. The program shall be permitted to commence after the date it is publicly disclosed and does not have a specified expiration date. Buybacks shall be made from time-to-time in open market and negotiated purchases. The specific prices, numbers of shares and timing of purchase transactions shall be determined by the Company from time to time in its sole discretion.

On September 14, 2021, the Company intended to benefit from the affirmative defense provided by Rule 10b5-1 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Repurchase Program previously approved comply with the requirements of Rule 10b5-1 and was prepared under the following terms:

●	The program is permitted to commence on October 1, 2021 and does not have a specified expiration date

●	Buybacks shall be made in compliance with Rule 10b5-1(c)(1) under the Exchange Act

●	The Repurchase Program respects the total amount of up to R$85 million, as previously approved.

As of December 31, 2021, 758,011 Class A common shares were repurchased, in the amount of R$ 52,585.

In December 2021, the Company holds 758,011 Class A common shares in treasury.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

g)	Basic and diluted earnings per share/quota

a) Basic earning per share/quota	2021	2020	2019
From continuing operations attributable to the ordinary equity holders of the Entity	3.77	19.60	17.41
Total basic earning per share/quota attributable to the ordinary equity holders of the Entity	3.77	19.60	17.41

b) Diluted earning per share/quota	2021	2020	2019
From continuing operations attributable to the ordinary equity holders of the Entity	3.77	19.60	17.41
Total basic earning per share/quota attributable to the ordinary equity holders of the Entity	3.77	19.60	17.41

c)	Reconciliations of earnings used in calculating earnings per share/quota

Basic earnings per share/quota:	2021	2020	2019
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share/quota:
From continuing operations	208,615	170,199	151,373
	208,615	170,199	151,373

Diluted earnings per share/quota:	2021	2020	2019
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share/quota	208,615	170,199	151,373
Used in calculating diluted earnings per share/quota	208,615	170,199	151,373

d)	Weighted average number of share/quotas used as the denominator

	Number 2021	Number 2020	Number 2019
Weighted average number of ordinary share/quotas used as the denominator in calculating basic earnings per share/quota:	55,387,859	8,683,893	8,688,082
Adjustments for calculation of diluted earnings per share/quota:	-	-	-
Weighted average number of ordinary share/quotas and potential ordinary share/quotas used as the denominator in calculating diluted earnings per share/quota	55,387,859	8,683,893	8,688,082

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

15	Revenue from services rendered

	2021	2020	2019

Gross revenue from fund management	384,321	285,798	233,826
Gross revenue from performance fees (i)	38,649	41,869	65,328
Gross revenue from financial advisory services	73,066	31,569	11,939

Gross revenue from services rendered	496,036	359,236	311,093

In Brazil	378,147	264,493	215,941
Abroad	117,889	94,743	95,152

Taxes and contributions
COFINS	(15,438)	(9,488)	(6,494)
PIS	(3,348)	(2,057)	(1,407)
ISS	(11,792)	(7,799)	(6,475)

Net revenue from services rendered	465,458	339,892	296,717

Net revenue from fund management	361,070	271,266	223,808
Net revenue from performance fees	37,633	39,784	62,020
Net revenue from advisory	66,755	28,842	10,889

(i) In 2021 Vinci recognized realized performance fee of R$ 10,898, previously recognized as unrealized performance fee in past years.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

16	General and administrative expenses

	2021	2020	2019

Personnel (a)	(55,057)	(37,175)	(33,748)
Stock Option Plan (b)	(3,670)	-	-
Profit sharing (a)	(98,970)	(37,198)	(28,788)
	(157,697)	(74,373)	(62,536)
Third party expense (c)	(38,891)	(24,651)	(19,497)
Right of use depreciation (d)	(9,812)	(8,586)	(10,521)
Depreciation and amortization (e)	(3,917)	(4,642)	(5,998)
Other operating expenses (f)	(4,240)	(5,199)	(5,021)
Travel and representations	(1,271)	(933)	(3,589)
Condominium expenses	(2,598)	(2,818)	(2,953)
Payroll taxes	(3,669)	(2,132)	(2,230)
Rental expense	(540)	(428)	(313)
Telephony services	(242)	(278)	(315)
Legal	(99)	(146)	(204)
Accounts receivables allowance	(21)	(59)	(69)
Office consumables	(1)	-	(41)

	(222,998)	(124,245)	(113,287)

(a) Personnel and profit-sharing

Since 2021, as part of the Company reorganization before the IPO, the personnel of Vinci Partners Investimentos Ltda. were hired by Vinci and its subsidiaries and will be remunerated accordingly to the rules applied to other professionals of the Group, which includes the profit-sharing program. Therefore, the increase in the profit-sharing and personnel expenses are due to the inclusion of the personnel in the estimated amount in 2021.

According to the profit-sharing program and based on Brazilian Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 98,973 (R$ 37,198 in 2020 and R$ 28,788 in 2019) for the year ended December 31, 2021.

(b) Share-based payments

See note 22 for more details.

(c) Third party expense

Third party expense is composed for accounting, advisory, information technology, marketing, and other contracted services. The increase is mainly related to investments in Vinci branding through marketing expenses, IT expenses in connection to the growth of Vinci’s operation, as well as audit services.

(d) Right of use depreciation

See note 10 for more details.

(e) Depreciation and amortization

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The amount is mainly comprised by property and equipment depreciation.

(f) Other operating expenses

The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

17	Finance profit/(loss)

	2021	2020	2019

Investment income (i)	27,892	9,066	20,244
Foreign currency variation income	-	416	56
Financial revenue on sublease agreements	197	519	800
Other finance income	332	49	61

Finance income	28,511	10,050	21,161

Financial expense on lease agreements	(12,281)	(12,209)	(11,980)
Bank fees	(119)	(258)	(86)
Interest and arrears	(80)	-	-
Investment losses (i)	-	(234)	-
Fines on taxes	(65)	-	(3)
Financial expense on liabilities at amortized cost	-	(203)	(181)
Interest on taxes	(208)	-	(30)
Foreign currency variation expense	(372)	(193)	(196)
Other financial expenses	(4)	-	-

Finance costs	(13,129)	(13,097)	(12,476)

Finance profit/(loss), net	15,382	(3,047)	8,865

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income result is demonstrated below:

	2021	2020	2019
Mutual funds and fixed income investments	25,620	2,604	2,819
Private equity funds	2,362	6,462	16,803
Real Estate listed funds	-	-	99
Public equities funds	-	-	523
	27,892	9,066	20,244

Mutual funds	-	-	-
Private equity funds	-	(71)	-
Real Estate listed funds	-	(77)	-
Public equities funds	-	(86)	-
	-	(234)	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

18	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda and Vinci Equities Gestora de Recursos Ltda are taxed based on the deemed profit. Vinci Equities was taxed on deemed profit until 2020 and changed to profit regime since January 1st, 2021.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on December 31, 2021 is R$ 2,494 (R$ 2,769 on December 31, 2020).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes in 2021, 2020 and 2019.

The income tax and social contribution charge on the results for the year can be summarized as follows:

	2021	2020	2019

Current income tax	(41,510)	(11,462)	(23,738)
Current social contribution	(15,260)	(31,204)	(8,621)

	(56,770)	(42,666)	(32,359)

Deferred income tax	5,546	(206)	(3,033)
Deferred social contribution	1,997	(574)	(1,091)

	7,543	(780)	(4,124)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Deferred tax balances

	12/31/2021	12/31/2020
Deferred tax assets
Tax losses	2,494	2,769
Leases	2,476	1,799
Total	4,970	4,568
Deferred tax liabilities
Financial revenue	(1,815)	(7,842)
Estimated revenue	(2,107)	(2,997)
Leases	-	(224)
Total Income Tax	(3,922)	(11,063)

Estimated revenue	(1,094)	(1,557)
Total (Taxes and contribution)	(1,094)	(1,557)

Total deferred tax liabilities	(5,016)	(12,620)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Movements	Tax losses	Leases	Total
Deferred tax assets
As at December 31, 2019	1,161	1,046	2,207
to profit and loss	1,608	753	2,361
As at December 31, 2020	2,769	1,799	4,568
to profit and loss	(275)	677	402
As at December 31, 2021	2,494	2,476	4,970

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2019	(5,731)	(2,816)	(336)	(8,883)
to profit and loss	(2,111)	(1,738)	112	(3,737)
As at December 31, 2020	(7,842)	(4,554)	(224)	(12,620)
to profit and loss	6,027	1,353	224	7,604
As at December 31, 2021	(1,815)	(3,201)	-	(5,016)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Tax effective rate

	2021	2020	2019

Profit (loss) before income taxes	257,842	212,600	192,115
Combined statutory income taxes rate - %	34%	34%	34%
Income tax benefit (expense) at statutory rates	(87,666)	(72,284)	(65,319)
Reconciliation adjustments:
Expenses not deductible	(392)	(93)	(323)
Tax loss compensation	-	-	361
Tax loss accrual	-	-	1,161
Tax benefits	825	440	-
Share based payments	(371)	-	-
Effect of presumed profit of subsidiaries (i)	38,279	28,435	27,812

Other additions (exclusions), net	98	56	(175)

Income taxes expenses	(49,227)	(43,446)	(36,483)
Current	(56,770)	(42,666)	(32,360)
Deferred	7,543	(780)	(4,123)

Effective rate	19%	20%	19%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

19	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 21,003, including profit-sharing compensation (2020 - R$ 3,987) for the year ended December 31, 2021.

Accordingly, to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which was paid in January 2022, after the Management approval. As informed in Note 12, Vinci accrued a provision for profit sharing for the Group as of December 31, 2021.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Receivables from related parties

The Entity receivables from related parties as of December 31, 2021 and 2020, as shown in the table below:

	12/31/2021	12/31/2020
Telecom Investimentos S.A.	80	80
Vinci Infra Investimentos V2I S.A.	64	49
Maranello Empreend. e Participações S.A.	1	1
Cagliari Participações S.A.	4	4
Grassano Participações SA	-	53
Accadia Participações AS	75	51
Norcia Participações SA	39	22
Personal Care Participações SA	1	-
Mental Health Participacões SA	1	-
	265	260

(c)	Prepayments to employees

As presented in note 6(i), Vinci may advance payments to its employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

20	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Private Market Strategies

Comprises the investments in illiquid funds, as described below:

(i)	Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth and management profile, using a proprietary methodology ("Value from the Core").

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Real Estate

The Real Estate Investment Funds segment are focused shopping centers, logistics, offices, urban real estate and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio.

(iii)	Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage.

(iv)	Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages.

Liquid Strategies

Comprises the investments in liquid funds, as described below:

(i)	Hedge Funds

The hedge fund segment manages funds though Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

(ii)	Public equities

The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly traded companies. The mains strategy is through absolute return, dividends, and small caps.

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation.

Financial advisory services

The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

	2021
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	138,403	98,542	74,373	66,829	-	378,147
Abroad	78,206	7,766	31,917	-	-	117,889
Gross revenue from services rendered	216,609	106,308	106,290	66,829	-	496,036
Fund Advisory fee	6,178	-	59	66,829	-	73,066
Fund Management fee	205,162	95,441	83,718	-	-	384,321
Fund Performance fee	5,269	10,867	22,513	-	-	38,649
Taxes and contributions	(11,488)	(9,108)	(4,202)	(5,780)	-	(30,578)
Net revenue from services rendered	205,121	97,200	102,088	61,049	-	465,458
(-) General and administrative expenses	(45,118)	(26,313)	(28,258)	(12,513)	(110,796)	(222,998)
Operating profit	160,003	70,887	73,830	48,536	(110,796)	242,460
Finance income						28,511
Finance cost						(13,129)
Finance result, net						15,382
Profit before income taxes						257,842
Income taxes						(49,227)
Profit for the year						208,615

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

	2020
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	117,566	62,411	54,178	30,338	-	264,493
Abroad	71,786	14,167	8,790	-	-	94,743
Gross revenue from services rendered	189,352	76,578	62,968	30,338	-	359,236
Fund Advisory fee	1,096	-	135	30,338	-	31,569
Fund Management fee	172,573	64,736	48,489	-	-	285,798
Fund Performance fee	15,683	11,842	14,344	-	-	41,869
Taxes and contributions	(9,859)	(3,821)	(3,040)	(2,624)	-	(19,344)
Net revenue from services rendered	179,493	72,757	59,928	27,714	-	339,892
(-) General and administrative expenses	(22,603)	(9,309)	(10,789)	(3,012)	(78,532)	(124,245)
Operating profit	156,890	63,448	49,139	24,702	(78,532)	215,647
Finance income						10,050
Finance cost						(13,097)
Finance result, net						(3,047)
Profit before income taxes						212,600
Income taxes						(43,446)
Profit for the year						169,154

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

	2019
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	108,198	64,514	35,339	7,890	-	215,941
Abroad	72,598	14,577	7,977	-	-	95,152
Gross revenue from services rendered	180,796	79,091	43,316	7,890	-	311,093
Fund Advisory fee	2,313	-	1,736	7,890	-	11,939
Fund Management fee	162,555	44,583	26,687	-	-	233,825
Fund Performance fee	15,928	34,507	14,892	-	-	65,327
Taxes and contributions	(7,038)	(3,994)	(2,660)	(682)	-	(14,374)
Net revenue from services rendered	173,758	75,096	40,655	7,208	-	296,717
(-) General and administrative expenses	(21,484)	(10,133)	(8,467)	(2,727)	(70,476)	(113,287)
Operating profit	152,274	64,963	32,188	4,481	(70,476)	183,430
Finance income						21,161
Finance cost						(12,476)
Finance result, net						8,685
Profit before income taxes						192,115
Income taxes						(36,483)
Profit for the year						155,632

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

21	Legal Claim

As of December 31, 2021 and 2020, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	12/31/2021	12/31/2020

Tax	18,753	22,234
Civil	-	-
Labor	1,817	1,883
Total	20,569	24,117

Tax Claims

Vinci Gestora is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,235.

On March 21, 2018, the Brazilian federal revenue opened an act of infraction against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 15,518 for the calendar year of 2013.

22	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on December 31, 2021.

Stock Options

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company. The key terms and conditions related to the grants under the SOP are as follows:

# Tranche	Period in months when options will become potentially suitable for exercise (“Grace Period”)	Limit per tranche
		(percentage of the number of options granted)	(quantity of the number of options granted)
1st tranche	12	20%	332,498
2nd tranche	24	20%	332,498
3rd tranche	36	60%	997,485

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

12/31/2021
Dividend yield (%)	5
Expected volatility (%)	35
Risk-free rate of return (%)	0.40
Vesting period of options (years)	3
Strike price	US$ 18.00
Spot price	US$ 11.22
Pricing model	Black-Scholes-Merton

The initial date of Grace Period for the options granted will be February 1st, 2021, the Company’s Initial Public Offer settlement day. The Participant will have the right to exercise their vested options from the third anniversary of the date of execution of the program up to 1 year, after which the referred options will be automatically forfeited, in full, regardless of prior notice or notification, and without the right to any indemnity. No Participant will have any of the rights and privileges of the Company's shareholders until the options are duly exercised and the shares under the options are acquired by the Participant.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18.00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.

The maximum number of shares available for the exercise of options under this plan is limited to 5% of the total share capital of the Company at any time, on a fully diluted basis, taking into account also the options granted under this Plan.

As of December 31, 2021, there are stock options outstanding with respect to 1,662,481 Class A common shares.

The total expense recognized for the programs for the year ended December 31, 2021 was R$ 3,670.

23	Commitment

The Group has capital commitment that expect to incur in cash disbursements. Unfunded commitments not recognized as liabilities in private equity investment funds on December 31, 2021 and 2020 are as follow:

	12/31/2021	12/31/2020
Vinci Impacto e Retorno IV Feeder B	8,906	5,945
Vinci Capital Partners III Feeder FIP Multiestratégia	1,921	2,465
Nordeste III FIP Multiestratégia	1,913	1,967
Vinci Infraestrutura Água e Saneamento FIP - IE	48,727	-
Vinci Fulwood DL FII	56,000	-
Vinci Strategic Partners FIM CP	5,000	-
	122,467	10,377

24	Subsequent events

Accordingly, to the Repurchase Program (Note 14 (f)), from January 1, 2022 to February 21, 2022, 197,250 Class A common shares were repurchased by the Entity, in the amount of R$13,050.